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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 19, 2002

SONERA CORPORATION

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY SONERA CORPORATION AND TELIA AB ON APRIL 17, 2002.

SONERA'S PRESS CONFERENCE WEDNESDAY 17 APRIL, 2001, at 1.30-2 PM,
HELSINKI, FINLAND

TOPIC: INTRODUCING THE NEW APPOINTED CEO FOR THE COMBINED ENTITY
TELIA-SONERA ANDERS IGEL TO THE FINNISH MEDIA

Jari Jaakkola, Executive Vice President, Corporate Communications & IR, Sonera Corporation:

        Good afternoon everybody. My name is Jari Jaakkola and I'm the Executive Vice President for Sonera. We have here with us today in the press conference, the new Group's President & CEO Anders Egel and Sonera's CEO Harri Koponen.

        The purpose of this press conference is really to introduce Anders Igel to Finish media and let him introduce himself to you. In addition to any possible questions you may have, I'm afraid we don't have any great news or big, unexpected news for you today, but we thought you might appreciate the possibility to have a discussion with Anders in person. And also here I think Kim Ignasius is participating in this meeting, sitting somewhere in the audience. Without further ado, I will go to the structure of today's presentation. First we will have Anders' few minutes presentation describing his past and maybe some things and ambitions he has for the new group. Then we have a 25 minute Q&A session. After that, we have the possibility for all TV channels to have a sound-bite and a quick interview with Anders later on in the right hand side. When we start the Q&A, just one technical thing. Please, would you wait for the microphone—there's a rowing microphone that is going to be delivered to you before posing your questions because we are web-casting this presentation and it is vital that everybody, also in the web-cast, hears your questions. But without further ado, Anders, please.

Anders Igel, new appointed CEO for merged entity Sonera—Telia:

        Thank you very much. It is a pleasure to be here in Helsinki and I thought it would make sense, now that I'm here to visit the management, also to give the opportunity to you and us to meet. I met with the press in Stockholm when I was announced, but I'm sure that may be not all of you were there. I will say a few words about myself and how I look upon this fantastic opportunity of creating a new company of Telia and Sonera. I am a guy with a telecom background, I have been in the telecom business for more than 20 years, with the Eriksson group. I am a person that was born in Stockholm. I have a family of three daughters and my wife. Right now we live in London. I am managing a company called Esselte, I'm the CEO of Esselte, and I will of course move to Stockholm as soon as I can. I have been, as I said, in the telecom business for a long time and in that business I have had a lot of exposure to international business and I have also led large organizations and recently, I have had the opportunity to lead a listed company and to be involved in more consumer-oriented business which has been quite fun, actually. Looking ahead at the Telia-Sonera combination...we will create a new company. A company that will take the best of talent, resources and knowledge from both sides, from the Finnish side and the Swedish side. I know that especially in the two countries Finland and Sweden there is a lot of knowledge, and there is a lot of good thinking and historically a lot of new services have been introduced for the first time in Sweden and Finland. And of course, living at the doorstep of the world's largest suppliers, Nokia and Eriksson, has been a very big advantage for the two companies. It is a very hot ground for developing new services in Finland and Sweden. And of course, the new company will use that as its basis to really be in the market place where new services are developed and introduced. So we will stay in the lead from that point of view. I think we have also a fantastic opportunity now when we create a very large, Nordic telecommunications company, a powerhouse in communications. And of course, this is not the final step on that journey, even if we have to focus now on really making sure that we get this merger done and that we combine the two companies in a fast and efficient way, not so fast that we don't get all the people that need to really be involved and make this in a proper way involved, but still we need to do that rather fast so we then can continue and look at other opportunities, to continue to build a even more successful player in the future. So I look forward very much for this opportunity, I will really enjoy it and I know already now that we will have a good collaboration between the Swedish and the Finnish side. Harri Koponen and myself have already been able to establish a very good working relationship and the two of us will, together, create a very strong company.

        So I think I'll stop there and answer questions.

Jari Jaakkola:

        Okay, we'll start now the Q&A session. Eeva Palojärvi, please go ahead.

Eeva Palojärvi, Editor of TV 4:

        Thanks. My name is Eeva Palojärvi, I'm TV 4 Business Editor. You gave very pleasant comments about us Finns on the occasion when your nomination was published. How have you learned to know us, what have been your connections with the Finns before?

Anders Igel:

        I have not had a lot of exposure to business in Finland, but I've had some exposure in my current job at Esselte, but also from the Ericsson time. But I know a number of people from here and I have come to know how the Finnish culture works, to some extent, and I think very highly of the spirit in the Finnish corporations, how direct and honest and straight you are, and the leadership style and how quickly you come to decisions. And I think a little bit of those would be healthy to bring to Sweden. On the other hand, you of course have to respect that things are done differently in different countries. We shouldn't think that we can bring together cultures that easily and maybe we shouldn't even try to do that, but we should create one company.

Eeva Palojärvi:

        How many Swedes, how many Finns will be less at the end of this year in the new Sonera-Telia company?

Anders Igel:

        Honestly, I don't know. And it's too early for me to answer that question. I really want to learn about the business now.

Jari Jaakkola:

        Thank you. May we have the next question, please? Can you please bring the microphone over here?

An editor of Hufvudstadsbladet:

        Björn Stendahl (?) from Hufstadsbladet from Helsinki. There will be a quite a long interregnum now when you still wait for the decision from the European Union, the Commission and when you have not started the new company. How do you look at this process, you say that you have to go quite fast, proceed quite fast, but now nothing can happen because you are not on board.

Anders Igel:

        First of all, of course, the merger has to be approved, so that we can actually start to act really, that we're allowed to do so. The only thing we can do now is to plan for it in accordance with the rules that how much we can do. I have made one priority and that is to involve myself, especially in the integration planning, because that's where I think I can have the most value initially. And Harri and myself have formed what we called an integration office, executive office, where we will deal with all the important questions, this thing we can now before it has been approved. As to my other job, I'm still the CEO of Esselte and I think it's very important that I don't leave that company behind. And of course, I can not do as much until I'm released from that job. We haven't concluded exactly when that will be yet, but it will be no later than the end of September. But as you see, already now I'm starting to become involved in some questions.

Jari Jaakkola:

        Thank you. May we have the next question. Please go ahead.

Mika Virtanen, TV 4:

        Mika Virtanen from Channel Four financial news. Sonera has told that 3G Group in Germany is a pure financial investment. How much will the new company have time to hold that investment?

Anders Igel:

        I guess I should pass that question to Harri because as it is now I'm following the agreements that we have made on how we position ourselves in Germany.

Harri Koponen, CEO & President, Sonera Corporation, appointed Deputy CEO of merged Sonera—Telia:

        What exactly are you waiting from the Germany Group3?

Mika Virtanen:

        How busy you are to sell that investment?

Harri Koponen:

        You said it: it's a financial investment, we don't have any hurry there. We are just creating a value for the company. So basically what we are doing is trying to create more value for the company and working with the EU Commission about the general rules of the whole licensing terms as you know, then we will see when the final days are coming, what is our financial position.

Jari Jaakkola:

        If you can't speak up on the next question, Harri, we will make sure it will be heard on the web. Now let's turn to the next question. Okay, are there any additional questions? Okay, over there.

Jukka Lehtinen, IT-viikko (magazine):

        Hi, I'm Jukka Lehtinen from IT-viikko and I would like to ask from Mr. Igel, what are the biggest problems in Sonera?

Anders Igel:

        The biggest problem? Honestly again, I don't know. I need to understand better. I think in all companies there are always challenges that you need to deal with and I think they are well known, the ones that Harri is dealing with, like the investments in Europe and some of the services businesses that need to get into better shape. The company's dealing with that. That is as much as I know or would like to comment upon right now.

Jukka Lehtinen:

        How well do you know Sonera's service business?

Anders Igel:

        Obviously I have talked to some people and this morning also we have discussed it, so I know a little bit about it, yes.

Jari Jaakkola:

        Okay, we'll take the next question from over there.

An editor of Bloomberg News:

        Juha Erkkilä (?) Blomberg News?. What is your personal opinion on the possible third consolidation of telecom industry in the Nordic region?

Anders Igel:

        As I said before, the combination of Telia and Sonera is the starting point for building a large, powerful Nordic telecom group. And that means that there is an intention to continue. I would say that when and where to do that, depends very much on the opportunities that will arise. But it is of course well known that Denmark will be an interesting market to do more in. But one has to be realistic to understand that depends on what is possible. And again, I think that I should repeat that first we need to create a strong combination out of Telia and Sonera and get that firmly into place.

An editor of Bloomberg News:

        Some investors would like Telia to sell its International Carrier unit. Do you have an opinion about that?

Anders Igel:

        No, it is too early again, even if I have been on the Board of Telia, of course, I know a lot about the International Carrier business, but I don't think it is appropriate to take a view on that at this time.

Essi Pohjola, Kauppalehti on-line:

        Essi Pohjola, Kauppalehti on-line. What have you seen here at Sonera today and what is your impression?

Anders Igel:

        My impression is that Sonera has a competent team and is on the right track on delivering what they have set out to do. I think we see a gradually stronger Sonera company coming forward. A company that has historically been very strong, as I said, in delivering and bringing new services to the market. I think it has become more commercially oriented under the leadership of Harri, for sure.

Jari Jaakkola:

        Thank you. Are there additional questions? Ursula Lehtivuori.

Ursula Lehtivuori, Etelä-Suomen Sanomat & Satakunnan Sanomat:

        Mr. Igel, I am Ursula Lehtivuori, I represent Etelä-Suomen Sanomat and Satakunnan Sanomat, two dailies. I would like to know—actually this is a question to both of you—have you made any decisions as to how to divide the work? Between Mr. Koponen and yourself? Could you please comment on that?

Anders Igel:

        It's too early to give any details on that. But I can ensure you that we think very much in the same way and we have agreed to make the very best out of this opportunity to create this combined company. And Harri will be the Deputy CEO, that's as far as we have come right now. We will work well together and I think you can see in our faces that we already find a way of dealing with things together.

Harri Koponen:

        From my side, I don't see that as an issue. We have a good, powerful team, as you see, and I think that's the way we go forward and I'm supporting Anders and Anders is supporting me and that's the way we will do the work. We have very pleasant and enjoyable discussions together. I don't see any problems there.

Jari Jaakkola:

        Then we will continue from the front row.

A question by an editor:

        Obviously a lot of expectations from both Telia and Sonera personnel as to what you are going to make out of this new company. Have you met the personnel of Telia and the personnel of Sonera as of yet and what have been the reactions?

Anders Igel:

        Actually, today is the first time when I meet any people in a longer discussion when I visit Sonera top team. I started here in Finland, first of all, because I know Telia a little bit better, but also because I wanted to show that I really want to make the best out of the two sides, both the Finnish and the Swedish side. And I will continue to have the same discussion with the top team in Sweden on Monday.

A question by an editor:

        When will the turn come to the rest of the personnel?

Anders Igel:

        You have to remember that I'm still in an another job. So I have to do my best to make myself available as soon as I can, of course.

        I think it's the existing management's job to address the workers and employees about what's going on and we are doing that daily and weekly.

        In the personal side, obviously we are doing a lot of communications with the interviews provided by Anders today to all Sonera's employees which will be run in the company network. So we try to make Anders a familiar face, even before he is starting. But let's move over to the next question. Right over there.

Karita Lehikoinen, FST:

        Yes please, could I ask two questions in Swedish? I am Karita Lehikoinen from the Swedish television's Finnish language unit. I would like to know, if this merger can still fail and what will the new company be called?

Anders Igel:

        It is clear that the merger is not complete until it has been approved. But we will do everything in our power to make it happen. And regarding the name, we haven't discussed that yet.

Karita Lehikoinen:

        When will that be?

Anders Igel:

        I don't think I can comment to that.

A reporter of a Swedish radio channel in Finland:

        I would also like to pose a question in Swedish. I am from the Swedish radio. I would like to know if there will any layoffs - it has been said that Telia has too much personnel.

Anders Igel:

        To answer that question, I don't know. I haven't come to that point where I could start to think about it. The first thing on my mind now is how we can make a good company and to exploit those strengths we have on both sides. It is clear that when we look at the synergies we have talked about it would be quite strange if they didn't have an effect on both companies. It is too early to come to a conclusion at this point. I really don't know in today's situation.

A reporter of a Swedish radio channel in Finland:

        Then I would like to ask, what you have to say to the Telia shareholders. How is the share price...?

Anders Igel:

        It is not my business to comment on the share price, but it is clear that in my opinion it is a shame that the prices have dropped as much as they have done, for all the Telia shareholders. I think that the best we can do is to run the company as good as we can. Sooner or later, that tends to have an effect on the share price. It is clear that profits from the sale of Sonera telecom's shares, by themselves, will come back some time.

Jari Jaakkola:

        If there are still a couple of questions, we will have time for those. There is one question, Bret Young over there. And after Bret, Ulla-Maija Hamunen.

Brett Young, Reuters:

        Yes, a question for Mr. Igel. I can understand that with respect to consolidation that you have to be quite pragmatic and see what opportunities are available to you when this current merger is completed. Is it possible perhaps then to say, if not looking at specific markets, how you would see this company Sonera-Telia, say, the size of it, or the reach of the company, within a three-year-period or a five-year-period? How big can this company be?

Anders Igel:

        I think I should pass on that question because I would like to form my opinion by carefully talking to people and to Harri and I think we should form a more specific view about that. But for the time being, there is a view expressed in the press release that was handed out when the merger was announced. And I think that is what we should look at, for the time being.

Jari Jaakkola:

        Thank you. We then have, in the middle, Ulla-Maija Hamunen.

Ulla-Maija Hamunen, Finnish News Agency:

        Ulla-Maija Hamunen from Finnish News Agency. There have been quite many mergers in Scandinavia. Is there any you can see as a model for Telia-Sonera?

Anders Igel:

        Could you repeat the question. Is there any...?

Ulla-Maija Hamunen:

        ...any you can see as a model?

Anders Igel:

        As a model. I think I have to be careful because I don't know well enough about the details of the other ones. But there are obviously a number of Finnish-Swedish combinations that have taken place. But I wouldn't like to point anyone out as the one we would look at as role-model. Harri, you have been more involved, maybe understanding and reading the papers.

Harri Koponen:

        I think one has to understand that we are forming a new company Telia-Sonera. We are not going to prefer the banking industry or the wood industry, they are the different industries, we are going to make something fantastic here together and we will see what that is going to be.

        So we want to be the role model.

        We want to be modest.

Jari Jaakkola:

        After that modest comment, we will move on to the next question. If there is one more. Okay, over there in the back.

Antti Lampinen, Taloussanomat:

        Antti Lampinen, Taloussanomat, financial daily. What will be Telia-Sonera's 3G strategy in Nordic countries and Europe?

Anders Igel:

        I think, again, I don't want to elaborate on any strategy questions. This is mainly to familiarize ourselves.

Jari Jaakkola:

        Okay, I see that the questions are, for obvious reasons, going towards the area where every professional would like the discussion to be today. So we thank everybody for nice tries, and also wish you a good continuance for the day. I would now like to give Anders and Harri to the care of Jyrki. There are at least three TV channels that have reserved interviews, please follow Jyrki, Anders and Harri on the right hand side. And then we will have the sound-bites over there. Thank you very much.

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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SONERA'S PRESS CONFERENCE WEDNESDAY 17 APRIL, 2001, at 1.30-2 PM, HELSINKI, FINLAND
TOPIC: INTRODUCING THE NEW APPOINTED CEO FOR THE COMBINED ENTITY TELIA-SONERA ANDERS IGEL TO THE FINNISH MEDIA